Exhibit 99.1

STEEL PARTNERS II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022

August 29, 2008

Matthew J. Espe
IKON Office Solutions, Inc.
P.O. Box 834
Valley Forge, PA 19482-0834

Dear Matt:

We would like to take this opportunity to congratulate you on the announcement that IKON Office Solutions, Inc. has signed an agreement to be acquired by Ricoh Company, Ltd.  We have been a supportive, long-term shareholder of IKON for over three years and believe the proposed transaction is truly in the best interest of all shareholders, employees and customers.  We appreciate the time you have taken over the years to discuss with us various alternatives and initiatives with the goal of maximizing shareholder value at IKON.  We are pleased that this process has culminated with this exciting value enhancing transaction. We thank you for your open-mindedness and candor during these discussions.  We believe this is a terrific outcome for IKON and we wish you and your team continued success in your endeavors.

Respectfully,

/s/ Warren G. Lichtenstein

Warren G. Lichtenstein